QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

•	Ernst & Young LLP	•	Phone:	403 290-4100
	Chartered Accountants Ernst & Young Tower 1000 440 2 Avenue SW Calgary AB Canada T2P 5E9		Fax:	403 290-4265

Consent of Independent Registered Public Accounting Firm

We consent to use of our reports dated February 7, 2008 with respect to the consolidated financial statements of NOVA Chemicals Corporation comprising the consolidated balance sheets of the Corporation as at December 31, 2007 and 2006, and the consolidated statements of income (loss) and comprehensive income (loss), consolidated statement of changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in an exhibit to the Annual Report (Form 40-F) for 2007 filed with the Securities and Exchange Commission.

We also consent to the incorporation by reference in the following Registration Statements:

  (1)
  Registration Statement (Form S-8 No. 333-101793) pertaining to the Employee Savings and Profit Sharing Plan for Canadian Employees, the Director Share Unit Plan, the Deferred Share Unit Plan for Key Employees, the Deferred Share Unit Plan for US Key Employees and the Deferred Share Unit Plan for Non-Employee Directors of NOVA Chemicals Corporation, and the Employee Savings and Profit Sharing Plan for US Employees, the US Savings and Profit Sharing Restoration Plan and the Capital Accumulation Plan of NOVA Chemicals Inc.

  (2)
  Registration Statements (Form S-8 Nos. 33-47673, 333-520, 333-9076 and 333-12910) pertaining to the Employee Incentive Stock Option Plan (1982) of NOVA Chemicals Corporation

  (3)
  Registration Statement (Form S-8 No. 333-9078) pertaining to the Employee Savings and Profit Sharing Plan for Canadian Employees of NOVA Chemicals Corporation

  (4)
  Registration Statement (Form S-8 No. 33-86218) pertaining to the Employee Savings and Profit Sharing Plan for NOVA Chemicals Inc. (formerly Polysar Incorporated)

  (5)
  Registration Statement (Form S-8 No. 33-77308) pertaining to the Director Share Purchase Plan of NOVA Chemicals Corporation

  (6)
  Registration Statement (Form S-8 No. 333-11280) pertaining to the Beaver Valley Hourly Plan of NOVA Chemicals Corporation

  (7)
  Registration Statement (Form S-8 No. 333-109424) pertaining to the Restricted Stock Unit Plan of NOVA Chemicals Corporation

of our reports dated February 7, 2008 with respect to the consolidated financial statements of NOVA Chemicals Corporation comprising the consolidated balance sheets of the Corporation as at December 31, 2007 and 2006, and the consolidated statements of income (loss) and comprehensive income (loss), consolidated statement of changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting of NOVA Chemicals Corporation, included in the Annual Report (Form 40-F) for the year ended December 31, 2007.

Calgary, Canada March 10, 2008	Chartered Accountants

QuickLinks

  Exhibit 99.4
Consent of Independent Registered Public Accounting Firm